Exhibit 99.1

Sun Life Financial announces completion of Preferred Share issue

TORONTO, Aug. 12, 2011 /CNW/ - Sun Life Financial Inc. (TSX, NYSE: SLF) today announced the successful completion of a Canadian public offering of $200 million of Class A Non-Cumulative Rate Reset Preferred Shares Series 10R (the "Series 10R Shares") at a price of $25.00 per share and yielding 3.90 per cent annually.

The Series 10R Shares were issued under a prospectus supplement dated August 5, 2011, which was issued pursuant to a short form base shelf prospectus dated April 12, 2011. Copies of those documents are available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com. The Series 10R Shares are listed on the Toronto Stock Exchange under the ticker symbol SLF.PR.H.

The Series 10R Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2011, the Sun Life Financial group of companies had total assets under management of $474 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

For further information:

Media Relations Contact:	Investor Relations Contact:
Frank Switzer	Phil Malek
Vice-President	Vice-President
Corporate Communications	Investor Relations
Tel: 416-979-4086	Tel: 416-979-4198
frank.switzer@sunlife.com	investor.relations@sunlife.com
CO: Sun Life Financial Inc.

CNW 11:39e 12-AUG-11